February 2, 2009

Confidential For Use of the Commission Only

Via EDGAR and Federal Express

Perry J. Hindin

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:	Threshold Pharmaceuticals, Inc.
Schedule TO-I filed January 12, 2009
File No. 5-81377

Dear Mr. Hindin:

On behalf of Threshold Pharmaceuticals, Inc. (“Threshold” or the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated January 26, 2009 in connection with the above-referenced Schedule TO-I (the “Schedule TO”) filing. Threshold is concurrently filing an Amendment No. 1 to the Schedule TO (the “Amendment”), including all exhibits thereto, containing revised offering materials that incorporate the Company’s response to the Staff’s comments.

For your convenience, we are sending a copy of this letter and a marked copy of the Amendment in the traditional, non-EDGAR format. In addition, please find enclosed a letter from Dr. Harold E. Selick, Threshold’s Chief Executive Officer, acknowledging on behalf of Threshold certain items that the Staff requested Threshold to acknowledge in connection with the Schedule TO.

Each response below is preceded by the comment in the Staff’s letter to which it relates. The page references correspond to the page numbers in the hard copy of the Amendment submitted to the Staff.

Schedule TO-I

Offer to Exchange (the “Offer”)

General

1.	It appears that the Company is relying upon the global exemptive order issued by the Commission on March 21, 2001. Advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. In preparing this response, specifically address whether an “employee benefit plan” may continue to meet the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as consultants.

Perry J. Hindin

Division of Corporation Finance

United States Securities and Exchange Commission

February 2, 2009

Response:

All options subject to the tender offer were issued pursuant to the Company’s 2004 Amended and Restated Equity Incentive Plan (the “Plan”), which is an “employee benefit plan” as defined in Rule 405 of the Securities Act. Under the Plan, which was filed as Exhibit 10.20 to the Company’s Current Report on Form 8-K filed on May 24, 2005, only employers, directors and consultants are eligible to receive option grants. A consultant is defined under the Plan as “an individual who, or an employee of any entity that, provides bona fide services to the Company or an Affiliate not in connection with the offer or sale of securities in a capital-raising transaction, but who is not an Employee.” Consequently, the Plan continues to meet the Rule 405 definition with respect to persons performing services under contract.

2.	Revise the Offer to Exchange to include a brief statement as to the accounting treatment of the exchange offer. See Item 1004(a)(xi) of Regulation M-A. If you do not believe this information is material in the context of this Offer, explain why in your response letter.

Threshold believes that the accounting treatment of the Offer is immaterial in the context of the Offer due to the de minimis amount of amortization expense that would be recognized by the Company compared to the Company’s reported net losses. Based on Threshold’s closing share price of $0.60 on January 26, 2009, Threshold estimates that the difference between the aggregate fair value of the options that could be granted in the Offer and the aggregate fair value of the options that could be tendered in the Offer is approximately $139,000 (assuming that all eligible options are tendered), which would be amortized over an approximate two-year average vesting period for the newly granted options. Threshold believes such amortization (approximately $69,000 per year) would be immaterial when compared to Threshold’s reported net loss of $13.5 million for the nine months ended September 30, 2008 and should be immaterial when compared to 2009 net loss. The foregoing amortization calculations are based on estimates, and the actual amounts will depend on the price of Threshold’s common stock on the grant date, the number of eligible options tendered and other assumptions used in the fair value calculation.

3.	We note the disclosure in the last two paragraphs on page 6 and the carry-over paragraph on page 7. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

Response:

In response to the Staff’s request, Threshold has revised the offering materials to provide that the Offer is open to all non-U.S. persons and that a change in a participant’s country of residence will not affect the participant’s eligibility to participate in the Offer.

4.

We note the disclosure on page 1 and elsewhere that “Eligible Persons who terminate employment for any reason, whether voluntarily or involuntarily, after the Expiration Date and prior to the date on which Replacement Options are granted will not receive a grant of Replacement Options or any other consideration or payment for the cancellation of their Current Options.” We also note the disclosure in the last sentence of the fifth paragraph on page 17 that “[i]f the grant of Replacement Options is prohibited [Eligible Persons] will not receive any other consideration for the options that [they] tendered for exchange.” Should

Perry J. Hindin

Division of Corporation Finance

United States Securities and Exchange Commission

February 2, 2009

either of these events occur, does the Company intend to return the options tendered for exchange to the Eligible Persons? If so, please revise the disclosure to make this clear. If not, please explain how the Company’s failure to return the tendered options is consistent with Exchange Act Rule 14e-I(c).

Response:

Threshold has complied with the Staff’s request and revised the offering materials to clarify that any Eligible Person who terminates employment for any reason after the Expiration Date and prior to the date on which Replacement Options are granted will not receive Replacement Options but that the options tendered by such person will not be cancelled and will be returned to them promptly after the termination of employment.

Acceptance of Options for Exchange and Issuance of Replacement Options, page 12

5.

The first sentence of this section states that “as promptly as practicable” following the expiration of the Offering Period the Company will accept for exchange and cancel options properly tendered for exchange and not validly withdrawn before the Expiration Date. Please revise this disclosure here to comply with Rule 13e-4(f)(5), which dictates that tendered securities must be paid for or returned “promptly” after the termination of an offer.

Response:

Threshold has complied with the Staff’s request and revised the aforementioned sentence in the Offer to Exchange to read:

“Upon the terms and subject to the conditions of the Offer, and promptly following the expiration of the Offering Period, we will accept for exchange and cancel options properly tendered for exchange and not validly withdrawn before the Expiration Date.”

Selected Financial Data, page 15

6.	We note that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response:

Threshold respectfully advises the Staff that it disseminated copies of its Form 10-K for the year ended December 31, 2008 and its Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 as part of the offering materials. Accordingly, Threshold has complied with Item 10 of Schedule TO by furnishing the information required by Item 1010(a) and 1010(b) of Regulation M-A and is therefore not required to provide the summary information required by Item 1010(c) of Regulation

Perry J. Hindin

Division of Corporation Finance

United States Securities and Exchange Commission

February 2, 2009

M-A. Threshold provided the summary information for the sole purpose of disclosing per-share financial data that had been adjusted to reflect for the 1-for-6 reverse stock split effective August 18, 2008, which adjusted per-share financial data for the five fiscal years ended December 31, 2007 had not been previously disclosed, and not for the purpose of complying with Item 1010(c).

While Threshold does not believe it is required to disclose the summary information required by Item 1010(c) of Regulation M-A (including the information required by Item 1010(c)(4)), Threshold has nonetheless complied with the Staff’s request and included such Item 1010(c)(4) information in the Offer to Exchange.

Extension of the Offer Termination; Amendment, page 18

7.	In the second paragraph of this section, you reserve the right to terminate or amend the Offer upon the occurrence of any of the events listed as Offer conditions “by giving oral or written notice” to option holders. We do not believe that orally informing option holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Threshold confirms that upon the occurrence of any of the events listed as Offer conditions, it will promptly notify the option holders in writing (with a concurrent filing with the Commission including, if applicable, an amendment to Schedule TO) of:

•	the occurrence of such event or events;

•	whether or not Threshold intends to continue to proceed with the Offer or whether the Offer is being amended or terminated;

•

if Threshold elects to proceed with the Offer with no amendment to its terms, a statement that Threshold has waived the applicable offer condition (unless the condition is one where satisfaction of the condition may be determined only upon the expiration date of the Offer) and if required, based on the materiality of the waived condition and the time remaining in the Offer, Threshold will extend the Offer, provide revised written offering materials to option holders and file them with the Commission as an amendment to Schedule TO; and

•

if the Offer is being amended, the amended terms and conditions and conditions of the Offer (which amended terms and conditions shall be included in revised written offering materials provided to option holders and filed with the Commission as an amendment to Schedule TO).

Miscellaneous, page 20

8.

We note the reference to Section 27A of the Securities and Section 21E of the Exchange Act in the Company’s Forms 10-K and 10-Q which the Company incorporates by reference into its Schedule TO. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available

Perry J. Hindin

Division of Corporation Finance

United States Securities and Exchange Commission

February 2, 2009

Telephone Interpretations. Please include disclosure in the Schedule TO, the Offer to Exchange and Exhibit (a)(3) to the Schedule TO stating that the safe harbor provisions contained in the Securities and Exchange Act do not apply to any forward-looking statements you make in connection with the offer. Also confirm supplementally that the Company will make these clarifications in all future filings that are made in connection with the tender offer.

Response:

Threshold has complied with the Staff’s request and revised the offering materials to state that the safe harbor provisions contained in the Exchange Act do not apply to any forward looking statements Threshold makes in connection with the offer. Threshold confirms that it will make this clarification in all future filings made in connection with the Offer.

9.

Please revise to eliminate the statement in the penultimate sentence of the second paragraph under this heading that the Company “undertake[s] no obligation to update any forward-looking statements.” This statement is inconsistent with the Company’s obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Please also refrain from including such language in future press releases and filings.

Response:

Threshold has complied with the Staff’s request and eliminated the requested statement. Threshold confirms that it will refrain from using such language in future press releases and filings made in connection with the Offer.

10.	We note the statement in the last sentence of the second paragraph under this heading that “[y]ou should also carefully consider the factors set forth in other reports or documents that we file from time to time with the SEC.” Schedule TO does not permit forward-incorporation by reference. To the extent that you wish to incorporate information in future filings into the Schedule TO, you are required to file a Schedule TO-I/A specifically doing so by referencing the applicable filing. Please revise to remove the implication that the Company may “generically” incorporate by reference all or some unidentified future flings.

Response:

Threshold has complied with the Staff’s request and revised the statement to read “[y]ou should also carefully consider any risk factors and other information set forth in any other reports or documents that are included in or incorporated by reference into this Offer to Exchange and any amendments thereto.”

Schedule A, Conditions of the Offer

11.

We note your disclosure in the first paragraph of this section, where you state that you will not be required to accept any options tendered for exchange if, subject to certain limitations and the Company’s reasonable discretion, certain listed events have occurred or have been determined by the Company to have occurred. As the bidder, you have the right to waive any listed Offer condition. However, if a condition is “triggered,” you may not waive the

Perry J. Hindin

Division of Corporation Finance

United States Securities and Exchange Commission

February 2, 2009

condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm your understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. Please confirm your understanding in your response letter.

Response:

Per the response to comment 7 above, Threshold confirms that upon the occurrence of any of the events listed as Offer conditions, it will promptly notify the option holders in writing (with a concurrent filing with the Commission including, if applicable, an amendment to Schedule TO) of:

•	the occurrence of such event or events;

•	whether or not Threshold intends to continue to proceed with the Offer or whether the Offer is being amended or terminated;

•

if Threshold elects to proceed with the Offer with no amendment to its terms, a statement that Threshold has waived the applicable offer condition (unless the condition is one where satisfaction of the condition may be determined only upon the expiration date of the Offer) and if required, based on the materiality of the waived condition and the time remaining in the Offer, Threshold will extend the Offer, provide revised written offering materials to option holders and file them with the Commission as an amendment to Schedule TO; and

•

if the Offer is being amended, the amended terms and conditions and conditions of the Offer (which amended terms and conditions shall be included in revised written offering materials provided to option holders and filed with the Commission as an amendment to Schedule TO).

12.	We note the language in the last paragraph in this section, to the effect that “[o]ur failure at any time to exercise any of these rights will not be deemed a waiver of any such rights....” If an event triggers a listed Offer condition, and you determine to proceed with the Offer anyway, you have waived the Offer condition. See our comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials. When an Offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform target option holders how you intend to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response:

Per the response to comment 7 above, Threshold confirms that upon the occurrence of any of the events listed as Offer conditions, it will promptly notify the option holders in writing (with a concurrent filing with the Commission including, if applicable, an amendment to Schedule TO) of:

•	the occurrence of such event or events;

•	whether or not Threshold intends to continue to proceed with the Offer or whether the Offer is being amended or terminated;

Perry J. Hindin

Division of Corporation Finance

United States Securities and Exchange Commission

February 2, 2009

•

if Threshold elects to proceed with the Offer with no amendment to its terms, a statement that Threshold has waived the applicable offer condition (unless the condition is one where satisfaction of the condition may be determined only upon the expiration date of the Offer) and if required, based on the materiality of the waived condition and the time remaining in the Offer, Threshold will extend the Offer, provide revised written offering materials to option holders and file them with the Commission as an amendment to Schedule TO; and

•

if the Offer is being amended, the amended terms and conditions and conditions of the Offer (which amended terms and conditions shall be included in revised written offering materials provided to option holders and filed with the Commission as an amendment to Schedule TO).

Form of Letter of Transmittal

13.	We note your request in the Letter of Transmittal that option holders acknowledge that they “understand and agree” to all of the terms and conditions of the Offer. It is not appropriate to require security holders to attest to the fact that they “understand” the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language from these materials.

Response:

Threshold has complied with the Staff’s request and revised the aforementioned sentence in the Revised Letter of Transmittal to read: “I agree to all of the terms and conditions of the Offer.” In addition, it has included a statement in an e-mail to be sent to eligible option holders, filed as Exhibit (a)(14) to the Amendment, reading, in bold-faced type “In the original letter of transmittal, there is a statement that ‘I understand and agree to all of the terms and conditions of the offer.’ Please be advised that, notwithstanding this statement, we will not deem your signature on the letter of transmittal to mean that you waive the Company’s liability under the federal securities laws or otherwise.”

*    *    *    *

We appreciate the efforts of the Staff to assist Threshold in resolving the above comments. Please contact me at (650) 813-5640 or by fax at (650) 251-3745 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

Morrison & Foerster LLP

/s/ Stephen Thau
Stephen Thau

cc:	Harold E. Selick, Threshold Pharmaceuticals, Inc.
Joel Fernandes, Threshold Pharmaceuticals, Inc.

February 2, 2009

Confidential For Use of the Commission Only

Via EDGAR and Federal Express

Perry J. Hindin

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:	Threshold Pharmaceuticals, Inc.
Schedule TO-I filed
January 12, 2009
File No. 5-81377

Dear Mr. Hindin:

On behalf of Threshold Pharmaceuticals, Inc. (“Threshold”) and as requested by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated January 26, 2009 related to the filing of the above-referenced Schedule TO (the “Schedule TO”), Threshold hereby acknowledges the following:

•	Threshold is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Threshold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist Threshold in connection with the above referenced filing.

Sincerely,

/s/ Harold E. Selick
Harold E. Selick
Chief Executive Officer